FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2009

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

Sappi Limited’s announcement below furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; the impact of the global economic downturn on the Group’s business; pulp and paper production, production capacity, input costs including raw materials, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired and achieving expected savings and synergies; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Announcement

09 November 2009

Peter Mageza to join Sappi Limited board

Sappi Limited, the global pulp and paper group, today announced that Mr Peter Mageza will join the Sappi Limited board with effect from 01 January 2010 as an independent non-executive director, following the retirements of Mr David Brink and Dr Franklin Sonn from the Sappi Limited board on 31 December 2009.

Mr Mageza (54), joins the Sappi board after having held senior executive positions across a wide range of industries. He is a former Group Chief Operating Officer of ABSA Group Limited; Assistant General Manager for Process Management at Nedcor Limited and Chief Executive Officer of Autonet, the road passenger and freight logistics division of Transnet Limited. He serves as a non-executive director on the boards of Bidvest Group Limited and Rainbow Chickens Limited. He is a Chartered Certified Accountant and a fellow of the Association of Chartered Certified Accountants (ACCA) in the UK.

ENDS

NOTE TO EDITORS:

Additional information on Mr Peter Nkateko Mageza:

Career:
1988-1992	Audit Senior and Audit Manager at Coopers & Lybrand Chartered Accountants (SA)
1993-1998	Various senior positions rising to Chief Executive Officer of Autonet, the road passenger and freight logistics division of Transnet Limited
1998-1999	Assistant General Manager for Process Management at Nedcor Limited
2000-2009	Various senior positions rising to Group Chief Operating Officer for ABSA Group Limited
2000-2004	Managing Executive / CEO – Bankfin (now ABSA Vehicle and Asset Finance)
2003-2004	Executive Director – Wealth Management
2004-2006	Executive Director – Africa, Vehicle and Asset Finance
2006-2009	Group Chief Operating Officer

Mr Mageza’s responsibilities as Executive Director for Africa at ABSA included companies in Tanzania, Mozambique, Namibia, Zimbabwe and Angola.

For further information:

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited (Reg No 1936/008963/06)
Tel    +27 (0)11 407 8044
Fax         +27 (0)11 403 8236
Mobile     +27 (0)83 235 2973
Andre.Oberholzer@sappi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 9, 2009

SAPPI LIMITED,
by	/s/ L. Newman
Name: L. Newman Title: Group Financial Controller